ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated March 2, 2007

Notes linked to the Deutsche Bank Balanced Currency Harvest (USD) Index 2 Year Maturity, 130% Participation Rate, 5% Additional Amount

Indicative Terms and Conditions – March. 2, 2007

Summary Terms of Note Issuer Index Denomination Maturity Participation Rate Additional Amount Index Starting Level Index Ending Level Payment at Maturity	: : : : : : : :

Deutsche Bank AG, London Branch (Moody’s Aa3)
Deutsche Bank Balanced Currency Harvest (USD) Index
$10.00 per note (minimum investment $1,000)
March 30, 2009
130.00%
5.00% of the principal amount, payable at maturity
Index closing level on the trade date
Index closing level on the Final Valuation Date
The noteholder will receive at maturity for each note
If the Index Return is positive:
$10.00 + [$10.00 x (Participation Rate x Index Return) + $0.50)]
If the Index Return is zero:
$10.00 + $0.50 = $10.50
If the Index Return is negative:
$10.00 + ($10.00 x Index Return) + $0.50

Index Return Deutsche Bank Balanced Currency Harvest (USD) Index	: :

(Index Ending Level - Index Starting Level)/ Index Starting level
The Index is intended to reflect a strategy of purchasing 3- month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3 month forward contracts on certain currencies in jurisdictions with low interest rates.
This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium.

Eligible Currencies (G10)	:	U.S. Dollar, Euro, Sterling, Swiss Franc, Japanese Yen, Canadian Dollar, Australian Dollar, New Zealand Dollar, Norwegian Krone and Swedish Krona
Eligible Currencies (non-G10)	:	Brazilian Real, Czech Koruna, Hungarian Forint, Korean Won, Mexican Peso, Polish Zloty, Singapore Dollar, Thai Baht, Turkish Lira, Taiwanese Dollar and South African Rand
Index Recomposition	:

At each quarterly recomposition, the sponsor selects the G10 currencies with the two highest and two lowest interest rates and subsequently selects the currencies with the three highest and three lowest interest rates from the remaining G10 currencies and the non-G10 currencies. The five selected currencies with high interest rates are “Long Currencies” and the five currencies with low interest rates are “Short Currencies”. The Index reflects notional long forward positions in the Long Currencies and notional short forward positions in the Short Currencies. These positions are equally weighted.

Offering Period Issue Date	: :	March 1, 2007 – March 23rd , 2007 @ 9:00am EST March 30, 2007
Final Valuation Date Maturity Date CUSIP / ISIN	: : :	March 23, 2009 March 30, 2009 251512C 62 7/ DE000DB1KMQ1

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 44K, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 44K and this product snapshot if you so request by calling toll-free 1-800-322-6939.

Notes linked to the Deutsche Bank (USD) Balanced Currency Harvest Index

Indicative Terms and Conditions – March. 2, 2007

Historical Performance of the Deutsche Bank Balanced Currency Harvest (USD) Index

Because the Index was created only on December 19, 2005, the sponsor has retrospectively calculated the levels of the Index based on actual historical currency forward rates on all dates prior to December 19, 2005 using the same methodology as described above, except that the forward rates are based on Bloomberg quotations and not Reuters quotations. Although the bank believes that this retrospective calculation represents accurately and fairly how the Index would have performed from February 1, 2002 to December 19, 2005, the Index did not, in fact, exist before December 19, 2005. All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to December 19, 2005. In addition, the currencies comprising the Index at particular dates in the following graph are extremely likely to be different than the currencies comprising the Index on or after the date hereof. Past performance of the Index is no guarantee of future results.

Historical Return Performance of the Deutsche Bank Balanced Currency Harvest (USD) Index

Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total

2002	2.41%	0.88%	3.34%	1.42%	0.81%	-5.38%	-2.71%	3.14%	0.27%	2.84%	5.96%	3.13%	16.11%
2003	2.27%	2.13%	-1.48%	9.25%	0.95%	4.43%	0.07%	1.34%	1.68%	1.83%	2.36%	2.41%	27.22%
2004	1.65%	3.41%	-0.29%	-2.03%	-1.70%	0.68%	2.79%	1.15%	2.24%	0.32%	2.20%	1.66%	12.07%
2005	2.15%	1.98%	-0.62%	1.95%	3.88%	2.61%	0.39%	-0.83%	4.33%	1.56%	2.50%	-2.85%	17.06%
2006	0.02%	2.33%	-3.90%	-0.59%	-6.88%	1.57%	3.72%	3.05%	-0.91%	3.10%	-1.63%	3.24%	3.12%
2007	1.40%	0.32%

Historical Composition of the Deutsche Bank Balanced Currency Harvest (USD) Index

Rebalancing Date	Long Currencies					Short Currencies

12-Dec-2001	TRY	BRL	PLN	NOK	NZD	JPY	USD	SGD	CHF	CAD
13-Mar-2002	TRY	BRL	ZAR	NOK	NZD	JPY	CHF	SGD	USD	CAD
12-Jun-2002	TRY	BRL	ZAR	NOK	NZD	JPY	TWD	SGD	CHF	USD
11-Sep-2002	TRY	ZAR	HUF	NOK	NZD	JPY	CHF	TWD	SGD	USD
11-Dec-2002	TRY	ZAR	HUF	NOK	NZD	JPY	CHF	SGD	USD	TWD
12-Mar-2003	TRY	BRL	ZAR	NZD	NOK	JPY	CHF	SGD	TWD	USD
11-Jun-2003	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	TWD	SGD	USD
10-Sep-2003	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	THB	USD
10-Dec-2003	TRY	BRL	HUF	AUD	NZD	JPY	CHF	SGD	USD	THB
10-Mar-2004	TRY	BRL	HUF	AUD	NZD	JPY	CHF	SGD	USD	THB
09-Jun-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	SGD	USD	THB
08-Sep-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	SGD	THB	USD
08-Dec-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	TWD	SGD	NOK
09-Mar-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	TWD	CZK	SGD
08-Jun-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	TWD	CZK	SEK
14-Sep-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
19-Dec-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
14-Mar-2006	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
20-Jun-2006	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
18-Sep-2006	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SEK	CZK	TWD
20-Dec-2006	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SEK	CZK	TWD

Current Composition of the Deutsche Bank Balanced Currency Harvest (USD) Index

Long Currencies: Turkish Lira, Brazilian Real, South African Rand, New Zealand Dollar and Australian Dollar
Short Currencies: Japanese Yen, Swiss Franc, Swedish Krona, Czech Koruna and Taiwanese Dollar

The next scheduled rebalancing of the Index will be on or around March 14, 2007.

Notes linked to the Deutsche Bank (USD) Balanced Currency Harvest Index

Indicative Terms and Conditions – March. 2, 2007

Key Risks

  THE NOTES ARE NOT PRINCIPAL PROTECTED — To the extent the Index Ending Level does not exceed the Index Starting Level, you will lose a portion of your initial investment in the notes, and if the Index Ending Level is sufficiently negative, you may receive only the Additional Amount. This will be true even if the value of the Index is higher than the Index Starting Level at some time during the term of the notes but is below the Index Starting Level on the Final Valuation Date.
  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive. The return on the notes may be above or below levels available in the market place for similar instruments from the same issuer and with the same maturity, depending on market or structuring conditions.You may lose a substantial portion of your investment in the notes if the Index Return is negative.
  STRATEGY RISK — The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Issuer provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the notes.
  GAINS IN COMPONENTS OF THE INDEX MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS — The notes are linked to the performance of the Index, which is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position.
  CURRENCY MARKETS MAY BE HIGHLY VOLATILE — Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies.
  LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT CURRENCY RATES.
  THE CURRENCY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Index components may include emerging market countries (non G-10) which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Such Index components may cause such non G-10 currencies to be subject to devaluations, exchange controls and incontrovertibility risk, which could negatively impact the value of such currencies.
  IF THE LIQUIDITY OF THE INDEX COMPONENTS IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index, and therefore, on the return on your notes.
  POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER, THE CALCULATION AGENT FOR THE NOTES, THE SPONSOR AND THE CALCULATION AGENT FOR THE INDEX ARE THE SAME LEGAL ENTITY — Deutsche Bank AG, London Branch is the Issuer of the securities, the calculation agent for the notes, the sponsor and the calculation agent for the Index. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the Index. Because determinations made by Deutsche Bank AG, London Branch in these roles may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you.
  LACK OF LIQUIDITY — There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange. There may therefore not be enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you. Deutsche Bank AG, London Branch and its affiliates may act as market makers for the notes but are not obligated to do so. Assuming no changes in market conditions or any other relevant factors, the value of the notes on the issue date will be less than the amount invested by you, due to fees payable to the placement agents. However, the potential payout on the notes at maturity is based on the full amount invested by you on the issue date.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The value of each currency may be affected by numerous market factors, including world economic, political and regulatory events, events in equity and bond markets and fluctuations in interest rates.
  WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN ORHOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULDAFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE NOTES.
  COUNTERPARTY RISK — The receipt by you of monies owed under the notes is subject to and dependent upon the Issuer's ability to pay such monies. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank.
  THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR. — Significant aspects of the U.S. federal income tax treatment of a note are uncertain and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in term sheet No. 44K related to this offering.